Exhibit 99.2

Afya Announces the Acquisition of UniRedentor Sociedade Universitária Redentor November 2019

2 Transaction Summary FORMAT Afya Limited through its wholly - owned subsidiary Afya Participações S . A . acquired 100 % of the total share capital of Sociedade Universitária Redentor , or UniRedentor . UniRedentor is a high quality post - secondary education institution , located in the State of Rio de Janeiro, the 2 nd largest GDP of Brazil . This acquisition is aligned with Afya’s strategy , since it will contribute 112 medical school seats to Afya and to Afya’s presence in medical specialization programs . CONDITIONS The aggregate purchase price is R$ 225 million : The transaction is subject to antitrust regulatory approval Estimated Closing date: January 2020, when the price will be adjusted by Net Debt * Installments will be a djusted by the CDI rate Installment * Date Value (in R$ million) 0 Closing Date 125.0 1 Dec 2020 20.0 2 Dec 2021 20.0 3 Dec 2022 20.0 4 Jun 2023 20.0 5 Jun 2024 20.0

Transaction Rationale

Medical Education Focus

- ✓ Adds 112 medical school seats to Afya's network, expanding its number of authorized medical school seats to 1,684
- ✓ Medical school represents > 60% of undergrad net revenue
- ✓ Medical and other healthcare graduate courses represents ~25% of total net revenues

Geographical Diversification

- ✓ Afya's entry in a new state of BR Southeast: Rio de Janeiro (2nd largest GDP in Brazil)

Synergies & value creation

- ✓ Medical school in the final stage of maturation, with room for improvement of occupancy rates
- ✓ Potential of 806 medical students at maturity, compared ~511 in 2H19
- ✓ Attractive average medical school ticket of R$9,730/student-month
- ✓ Opportunity to improve margins through the implementation of Afya's curriculum and shared service center (Prior to this deal, Redentor has operated as a non for-profit entity)

Potential Upsides

- ✓ 44 additional Medicine annual seats already requested to MEC
- ✓ Graduate courses are relevant in UniRedentor and could represent important growth vector to Afya's BU2 adding new programs, partnerships and distribution channels

3

UniRedentor | Overview

REDENTOR Grupo Educacional

Reputable brand in the region of operation, with **high quality standards***: IGC grade 4 and Medicine CC grade 4



Itaperuna



2018 Gross Revenue
R$ 108.8 MM
Medical degree undergrad. 36%
Other undergrad. health degree 9%
Medical grad. program 18%
Other health grad. programs 8%
Other programs 29%

+70% of Gross Revenue comes from health

* IGC and CC are official MEC (BR Ministry of Education) metrics that indicates the quality of an educational institution and its courses, in a range of 1 to 5:

- IGC (Índice Geral de Cursos - General Courses Index): general concept for the instituion
- CC (Conceito de Curso - Course Concept): individual grade for a single course

4

5 UniRedentor will contribute to Afya’s strategy Continuing Medical Education Medical Specialization Programs Medical School Residency Preparatory Courses Afya’s Segments 18 - 24 years old 24 - 26 years old 26 - 28 years old 28+ years old ~ 6.3k* B2C Students 1,572 seats ~7.6k ~1.8k ~1.0k 93,000 15,000 48,800 3,500 Enrolled Students ( Q2’ 19) Avg. Ticket (R$ / year, 2018) UniRedentor Segments ~ 511 B2C Students 112 seats (potential 44 additional seats) ~1.0k 116,760 ~18,500 Enrolled Students (1H19) Avg. Ticket (R$ / year, 1H19) Medical School Medical Specialization Programs * Number of students in the Q3’19, when guidance was disclosed ** Number of students in 2018

6 Afya post Transaction Digital Platform & Schools Operating Undergraduate Schools Operating Graduate Schools Approved Undergraduate Schools Digital Platform Legend Presence in Rio de Janeiro Campus State # Medicine Seats * Started Operation % of Maturation Stage *** Porto Nacional TO 120 2004.2 100% Araguaína TO 80 1999.1 100% Palmas TO 120 2017.2 42% Itajubá MG 87 1968.1 100% Ipatinga MG 100 1999.1 100% Teresina PI 171 2004.2** 94% Sâo João Del Rei MG 49 2015.2 75% Parnaíba PI 80 2015.2 75% Pato Branco PR 110 2017.2 42% Vitória da Conquista BA 100 2015.1 83% Itabuna BA 85 2018.2 25% Marabá PA 120 2019.2 8% Cametá PA 50 To Start operation 0% Cruzeiro do Sul AC 50 To Start operation 0% Itacoatiara AM 50 To Start operation 0% Manacapuru AM 50 To Start operation 0% Santa Inês MA 50 To Start operation 0% Abaetetuba PA 50 To Start operation 0% Bragança PA 50 To Start operation 0% Itaperuna (UniRedentor) RJ 112 2015.2 75% Total 1.684 56% * As of 2019.2 *** Maturation stage calculated since the institution started operation ** Afya awarded adittional 61 seats on June 2017, that are still maturating. The other 110 seats are already matured.

7 Afya post Transaction: Build - Up of Future Medical Students Current Medical Students @Maturity Projected Post - IPO Acquisition (after IPEC and UniRedentor ) 11.3k UniRedentor @Maturity 0.8k 5.5k Projected Future Medical Students 17.6k ~12.1k At maturation + 14% CAGR until 2025 ~4.5k Medical Students 2018 Contracted Growth At maturation: ~12.1k students ~11.5k Medical Students 2025

8 Thank You ! Contact : IR@AFYA.COM.BR